UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF l934

Actuate Corporation

(Exact name of Registrant as specified in its charter)

Delaware	94-3193197
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

951 Mariners Island Boulevard, San Mateo, California	94404
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

(Title of Class)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates: 000-24607.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On June 17, 2014, the Board of Directors (the “Board”) of Actuate Corporation (the “Company”) adopted a Rights Agreement, dated as of June 18, 2014 between the Company and Computershare Trust Company, N.A. as Rights Agent (as amended from time to time, the “Rights Agreement”). The Rights Agreement is not intended to prevent an acquisition of the Company on terms that the Board considers favorable to, and in the best interests of, all stockholders. Rather, the Rights Agreement aims to provide the Board with adequate time to fully assess any proposal. The description of the material terms and general effect of the Rights Agreement is set forth below.

In connection with the Rights Agreement, the Board declared a dividend of one stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Shares”), of the Company. The dividend is payable to stockholders of record on July 1, 2014 (the “Record Date”). In addition, one Right will be issued with each share of Company common stock that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date (as defined below), the date the Rights are redeemed and the date the Rights expire or (ii) following the Distribution Date and prior to the date the Rights are redeemed and the date the Rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other securities of the Company, outstanding prior to the Distribution Date. Each Right entitles the registered holder to purchase from the Company one thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a price of $25 per one thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. A complete description of the terms of the Rights is set forth in a Rights Agreement between the Company and Computershare Trust Company, N.A., as Rights Agent.

Until the earlier to occur of (i) ten days following a public announcement or disclosure that a person or group of affiliated or associated persons (an “Acquiring Person”), has acquired beneficial ownership of 15% or more of the Company’s outstanding common stock (which includes for this purpose shares referenced in derivative transactions and securities) or (ii) ten business days (or a later date determined by the Board before a person or group becomes an Acquiring Person) following the announcement of an intention to make, or following the commencement of, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be represented by common stock certificates with a copy of the Summary of Rights attached or, in the case of uncertificated shares of common stock, by the book entry account that evidences record ownership for such shares. No person or group will become an Acquiring Person if the Board determines that such person crossed the ownership threshold inadvertently, and such person or group promptly sells shares of Company common stock until they own less than 15% of the outstanding common stock.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with Company common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any common stock certificates or book entry shares, even without such notation or a copy of the Summary of Rights being attached, will also constitute the transfer of the Rights associated with the Company common stock represented by such certificate. After the Distribution Date, separate certificates representing the Rights will be mailed to record holders of Company common stock on the Distribution Date and such separate certificates alone will evidence the Rights. If shares of Company common stock are issued or sold after the Distribution Date (but prior to the redemption or expiration of the Rights) in connection with the exercise of stock options or upon the exercise, conversion or exchange of other securities of the Company outstanding prior to the Distribution Date, the Company shall issue the appropriate number of Rights in connection with such issuance or sale.

The Rights are not exercisable until the Distribution Date. The Rights will expire on June 18, 2015, unless the Rights are earlier redeemed or exchanged by the Company, as described below. Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of the Company.

The purchase price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of Rights and the number of one thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment upon certain events occurring before the Distribution Date.

The Preferred Shares have been structured so that each Preferred Share has dividend, liquidation and voting rights equal to those of 1,000 shares of Company common stock. Because of this, the value of the one thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. The Preferred Shares are not redeemable.

In the event that any person or group owns more than 15% of the Company’s outstanding common stock and thereby becomes an Acquiring Person, unless the event causing the person to become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise and payment of the exercise price that number of shares of common stock having a market value of two times the exercise price of the Right. If the Company does not have enough authorized but unissued shares of common stock to satisfy this obligation to issue common shares, the Company will deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the common stock issuable upon exercise of a Right or adjust the exercise price of a Right accordingly.

In the event that any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with any Person, or 50% or more of its consolidated assets or earning power are sold to any Person other than the Company or one of its wholly owned Subsidiaries, each holder of a Right, other than Rights owned by an Acquiring Person (and the affiliates, associates and certain transferees of such Acquiring Person), will thereafter have the right to receive, upon exercise and payment of the exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right; provided that, if the Company fails to meet such obligation within 30 days following the date a Person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

At any time after a person or group becomes an Acquiring Person and prior to such person acquiring a majority of the outstanding Company common stock, the Board may exchange all or some of the Rights (other than Rights owned by the Acquiring Person), at an exchange ratio of one Common Share, or one thousandth of a Preferred Share (or other equivalent securities), per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time before a person or group becomes an Acquiring Person, the Board may redeem all (but not some) of the Rights at a price of $0.0001 per Right and on such terms and conditions as the Board may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights may also have the effect of assuring that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company’s stock on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board at any time prior to the first date that a person or group has become an Acquiring Person.

The Rights Agreement specifying the terms of the Rights is incorporated herein by reference as an exhibit to this registration statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

The document listed below is filed as an exhibit to this registration statement.

Number	Description

4.1	Rights Agreement, dated as of June 18, 2014, between Actuate Corporation and Computershare Trust Company, N.A., which includes the form of Certificate of Designations of Preferred Stock as Exhibit A, the Summary of Rights to Purchase Preferred Stock as Exhibit B and the form of Right Certificate as Exhibit C (incorporated by reference to Exhibit 4.1 of Actuate Corporation’s Current Report on Form 8-K dated June 23, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 23, 2014	ACTUATE CORPORATION

	By:	/s/ Daniel A. Gaudreau
	Name:	Daniel A. Gaudreau
	Title:	Senior Vice President, Operations and Chief Financial Officer